SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




     AER LINGUS CONTINUE TO RIP-OFF CONSUMERS WITH FARES WHICH ARE TWICE AS
                            EXPENSIVE THAN RYANAIR'S

Ryanair, Europe's No.1 low fares airline, today (19th July 04) confirmed that when it comes to running a REAL seat sale, Ryanair's incredibly low fares shows Aer Lingus is still just another high fares airline.

Ryanair's lowest winter fare (including taxes) is only EUR14.29, whereas the best Aer Lingus can manage is TWICE the price for the same route at EUR29.00.

Commenting today, Ryanair's Head of Communications, Paul Fitzsimmons said:

" When it comes to running a real seat sale, nobody beats Ryanair's fantastic offers. Aer Lingus latest attempt is embarrassing - their lowest sale fare is a wallet thumping TWICE THE PRICE compared to Ryanair's seat sale offers. Of course this will come as no surprise to the millions of Irish consumers and visitors to Ireland which choose Ryanair's low fares and unbeatable punctuality over Aer Lingus every time.

Ryanair will continue to offer Irish consumers unbeatable low fares, punctuality and customer service."

WINTER SEAT SALE - FARE COMPARISONS (INC. TAXES)

ROUTE                        RYANAIR           AER LINGUS        AER LINGUS %
                                                                MORE EXPENSIVE
                                                                 THAN RYANAIR

BRISTOL                      EUR14.29          EUR29.00              200%
MANCHESTER                   EUR14.29          EUR29.00              200%
LONDON
(Luton & Stansted)           EUR14.29          EUR39.00              275%
PARIS                        EUR18.29          EUR39.00              213%
(Beauvais)
BRUSSELS
(Charleroi)                  EUR18.29          EUR59.00              322%

Ends:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director